Exhibit 99.4

PRESS RELEASE

For immediate release

NMG and Traxys Finalize Offtake and Marketing Agreement for Natural Flake Graphite for

Refractory Markets in North America and Europe

+	Updated joint marketing and offtake agreement with Traxys to cover the North American and European refractory markets with an exclusive list of end-users.

+	Offtake for 20,000-tpa of graphite concentrate, including a 10,000 tpa firm take-or-pay volume, to be produced at NMG’s Phase-2 Matawinie Mine.

+	NMG to benefit from Traxys’ market intelligence, customer relationships, and logistics infrastructure to deliver its flake graphite production into existing western supply chains.

+	Concomitant announcement with signature of multiple commercial agreements covering potentially 100% of NMG’s future Phase-2 Matawinie Mine production.

MONTRÉAL, CANADA, October 31, 2025 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) and Traxys North America LLC (“Traxys”), an international metals and minerals trading house, have updated and strengthened their existing relationship by finalizing a binding amended and restated joint marketing and offtake agreement (the “2025 Traxys Binding Offtake and Marketing Agreement”) for 20,000 tonnes per annum (“tpa”) of graphite concentrate from the Company’s Phase-2 Matawinie Mine, the execution of which is subject only to the approval of the Traxys board. The collaboration targets the refractory market, a US$45-billion global market with a projected compound annual growth rate of 9.1% to 2033 (Grand View Research, 2025), to serve steelmaking industries with refractory applications such as bricks, electric arc furnaces, crucibles, and carbon raisers.

Dennis Gates, Traxys’ Head of Industrial Metals, announced: “Traxys has supported NMG’s vision for many years. We are excited to see the positive results of the team's long-term vision and look forward to working with NMG for many years in the future.”

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “Across the Western World, the transformation of the steel and manufacturing sectors is creating strong, sustained demand for high-performance refractory materials — and graphite sits at the heart of it. Industries are seeking reliable, high-purity, and responsibly produced graphite to ensure supply security and continued growth. With North American and European economies reshoring critical mineral value chains and manufacturing capacities, we see compelling opportunities to partner with Traxys to serve steelmakers and refractory producers. Traxys’ global presence and insight help us accelerate market access, optimize our sales strategy, and deliver long-term value to our customers and shareholders.”

Offtake and Marketing Agreement

The 2025 Traxys Binding Offtake and Marketing Agreement is intended to cover the purchase and commercialization of 20,000 tpa of graphite concentrate to be sourced from NMG’s Phase-2 Matawinie Mine. With an initial seven-year term following the start of full-scale production, the agreement is expected to include sales pricing based on market indices with respect to the 10,000 tpa firm take-or-pay volume.

Traxys’ established relationships with hundreds of industrial customers enables NMG to tap into a stable, growing industry for refractory products in North America and Europe.

Complementary Information

With potentially close to 100% of the future Phase-2 Matawinie Mine graphite concentrate production now allocated between multiple customers across diversified applications and the project appreciably derisked through years of development, the Company is working toward advancing the financing process underway to reach FID.

Information on NMG’s execution strategy to launch its Phase-2 commercial production along with details of parallel commercial agreements with the Government of Canada; Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic Holdings Corporation (TYO: 6752); and an established anode manufacturer can be accessed here: https://nmg.com/multiple-offtakes-2025/.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

About Traxys Group

Traxys is a physical commodity trader and merchant in the metals and natural resources sectors. Its logistics, marketing, distribution, supply chain management, and trading activities are conducted by over 450 employees in over 20 offices worldwide, and its annual turnover is in excess of USD 8 billion. Headquartered in Luxembourg, Traxys is engaged in sourcing, trading, marketing, and distributing non-ferrous metals, ferro-alloys, minerals, industrial raw materials, and energy. The Group serves a broad base of industrial customers and offers a full range of commercial and financial services. Traxys is committed to the highest internationally recognized principles for responsible business conduct, and to ensuring that its operations are equitable, sustainable, and transparent. Traxys premises its practices on environmental, social, and governance (ESG) standards that enable Traxys to set a leading example for the responsible sourcing and trading of metals and minerals. www.traxys.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Company’s ability to conclude definitive agreements with the Government of Canada, allied countries or other entities, the Manufacturer, and other offtakers, Traxys’ ability to obtain the approval of the 2025 Traxys Binding Offtake and Marketing Agreement, the ability to secure its project financing and to secure a positive combined or sequenced FID for the Phase-2 Matawinie Mine and or the Phase-2 Bécancour Battery Material Plant (including the initial capacity for the Phase-2 Bécancour Battery Material Plant to aligned with committed volumes), the commercial and technical feasibility of an initial reduction in the Phase-2 Bécancour Battery Material Plant production capacity, the ability of the Company to meet the conditions precedent of the definitive agreements once executed with the Government of Canada, the Manufacturer, and other offtakers by the dates to be specified in those agreement or the conditions precedent of the 2025 Panasonic Energy Binding Offtake Agreement and the 2025 Traxys Binding Offtake and Marketing Agreement by the dates specified in those agreements, the conclusion of a binding agreement between GM and the Manufacturer and the commercialization of the remainder of the volume by NMG and the Manufacturer to a list of lithium-ion battery customers, the ability to complete the long-form term sheet and the results of the negotiations with the Company’s lender, the development a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, including the possibility of sequencing the financing in stages, the ability to explore and secure various financing and commercial scenarios to lessen risk exposure and facilitate its market entry, the completion of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant, the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.